LADENBURG THALMANN & CO, INC.
570 Lexington Avenue
12th Floor
New York, New York 10022

November 4, 2013

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Keating Capital, Inc.
Rights Exercisable for Shares of Common Stock
Registration No.: 333-191525

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective Underwriters of the above captioned securities, hereby join in the request of Keating Capital Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 5:00 p.m. on November 4, 2013, or as soon thereafter as practicable.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Managing Director